SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
/
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No.______)1



                                IBL BANCORP, INC.
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                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   449219 10 4
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                                 (CUSIP Number)



                                November 17, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d-1  (b)
                              [X] Rule 13d-1  (c)
                              [ ] Rule 13d-1  (d)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages

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1.                        NAME OF EACH REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                          ONLY)

                          Bobby E. Stanley
--------------------------------------------------------------------------------
2.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.                        SEC USE ONLY


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4.                        CITIZENSHIP OR PLACE OF ORANIZATION

                          United States
--------------------------------------------------------------------------------
  NUMBER OF               5.   SOLE VOTING POWER
   SHARES
BENEFICIALLY                   6,462
OWNED BY EACH                  -------------------------------------------------
  REPORTING               6.   SHARED VOTING POWER
 PERSON WITH
                               4,241
                               -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               6,462
                               -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               4,241
--------------------------------------------------------------------------------
9.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                          10,703
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10.                       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (9) EXCLUDES
                          CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          5.06%
--------------------------------------------------------------------------------
12.                       TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

CUSIP NO. 449219 10 4                                         Page 3 of  5 Pages

Item 1(a)      Name of Issuer:

               IBL Bancorp, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               23910 Railroad Ave.
               Plaquemine, LA 70764.

Item 2(a)      Name of Person Filing:

               Bobby E. Stanley. Mr. Stanley is a member of the Board of Directors of the Issuer

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Bobby E. Stanley
               745 Court St.
               Port Allen, LA 70767

Item 2(c)     Citizenship:

              United States.

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.01 per share.

Item 2(e)     CUSIP Number

              449219 10 4

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

              This statement is filed pursuant to Rule 13d-1(c).             [X]

CUSIP NO. 449219 10 4                                         Pages 4 of 5 Pages

Item 4        Ownership


              (a) Bobby E. Stanley (the "Reporting Person") beneficially owns 10,703 Shares of the common stock, par value $.01 per share, of IBL Bancorp, Inc. (the "Issuer").

              (b) The 10,703 shares held by the Reporting Person represents approximately 5.06% of the class.

              (c)    Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote 6,462
                     (ii)   Shared power to vote or to direct vote 4,241
                     (iii) Sole power to dispose or to direct the disposition of 6,462
                     (iv) Shared power to dispose or to direct the disposition of 4,241

                     * Excludes  the  unallocated  shares  held by the ESOP,  of which Mr. Stanley is one of three trustees.


Item 5        Ownership of Five Percent or less of a class.

              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7        Identification   and  Classification   of   the  Subsidiary  Which
              Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8        Identification and Classification of Members of the Group.

              Not Applicable.

Item 9        Notice of Dissolution of Group.

              Not Applicable.

CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages

Item 10       Certification

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 23, 1999                               By: /s/ Bobby E. Stanley
                                                    ----------------------------
                                                        Bobby E. Stanley.